UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Changes in Management

Effective on March 4, 2025, Yuan Feng resigned from his positions as (i) Co-Chief Executive Officer and (ii) a director of Airnet Technology Inc. (the “Company”), due to personal reasons.

Effective on March 4, 2025, Yanxiao Zhu resigned from his positions as (i) an independent director of the Company, (ii) a member of each of the Committees and (iii) the chairperson of the compliance committee (collectively, the “Committees”) of the Company, due to personal reasons.

Effective on March 4, 2025, Shirong Tong resigned from his positions as (i) an independent director of the Company, (ii) a member of each of the Committees and (iii) the chairperson of the compensation committee of the Company, due to personal reasons.

On March 4, 2025, the Board appointed Baozhen Guo as a director of the Company, to fill the vacancies created by the resignation of Yuan Feng. The biographical information of Baozhen Guo is set forth below.

On March 4, 2025, the Board appointed Hao Huang as (i) an independent director of the Company, (ii) a member of each of the Committees and (iii) the chairperson of the compliance committee, to fill the vacancies created by the resignation of Yanxiao Zhu. The biographical information of Hao Huang is set forth below.

On March 4, 2025, the Board appointed Chunhua Tian as (i) an independent director of the Company, (ii) a member of each of the Committees and (iii) the chairperson of the compensation committee, to fill the vacancies created by the resignation of Shirong Tong. The biographical information of Chunhua Tian is set forth below.

Baozhen Guo has served as a director of the board of DMG Real Estate Development Group Ltd. since October 2014. From July 2011 to October 2014, Ms. Guo served as a director of the board of BSCD Real Estate Developers Ltd. Ms. Guo served as the chairwoman of the board of Jiangsu Dongchuang Concrete Co., Ltd. from August 2005 to June 2011. Ms. Guo holds a Master’s degree in June 2015 from European university cyprus.

Hao Huang has served as a Project Manager at Black Little Victoria Investment Ltd in Cyprus since September 2015, where he is responsible for project planning, initiation, and team management. Previously, he was a Director at Beijing Golden Sunshine Consulting Co., Ltd from October 2012 to September 2015. He holds a Master’s degree from Northumbria University and a Bachelor’s degree from Wuhan University of Science and Technology.

Chunhua Tian has served as the General Manager of Daimuji Immigration Consulting (Chongqing) Co., Ltd. since November 2018. Previously, he was the Deputy General Manager of Chongqing Licheng Construction Machinery Equipment Leasing Co., Ltd. and Chongqing Jinjiazi Mechanical and Electrical Equipment Co., Ltd. from March 2014 to October 2018. Earlier in his career, he was the Founder and General Manager of Lianyungang Dongchuang Concrete Co., Ltd. from May 2006 to November 2012. He holds a bachelor’s degree in Business Administration from Zhengzhou University of Aeronautics and Astronautics.

Baozhen Guo, Hao Huang and Chunhua Tian have entered into certain director offer letters with the Company, which establishes certain terms and conditions governing their services to the Company. The form of the director offer letter is qualified in its entirety by reference to the complete text of the director offer letter, furnished hereto as Exhibit 99.1.

Baozhen Guo, Hao Huang and Chunhua Tian do not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Following the foregoing changes in management, the following table sets forth our directors and executive officers as of the date of this report.

NAME	POSITION
Man Guo	Chairman of the Board and Interim Chief Financial Officer
Dan Shao	Chief Executive Officer
Qing Xu	Executive President
Songzuo Xiang	Independent Director
Chunhua Tian	Independent Director
Hao Huang	Independent Director
Baozhen Guo	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of the Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: March 4, 2025	By:	/s/ Dan Shao
	Name:	Dan Shao
	Title:	Chief Executive Officer

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